November 10, 2009

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Disability Access Corporation

Your Letter of October 20, 2009

Form 10/A Filed September 18, 2009

Form 10-Q for the Quarter Ended March 31, 2009

Form 10-Q  for the Quarter Ended June 30, 2009

File No. 000-53538

Karen Garnett:

This correspondence is in response to your letter dated October 20, 2009 in reference to our filing of the Form 10/A filed September 18, 2009, Form 10-Q for the Quarter Ended March 31, 2009 and June 30, 2009 filed September 28, 2009 on the behalf of Disability Access Corporation, File No. 000-53538.

Please accept the following responses and note that Registrant filed amended Form 10 on November 10, 2009.

Comment 1

General

Please tell us that reason for filing this registration statement. Tell us whether the filing is voluntary or mandatory under Section 12(g) of the Exchange Act. If it is voluntary, please tell us the business reasons or other reasons for filing the registration statement.

Answer: The Registration Statement on Form 10 filed by Disability Access Corporation is a voluntary filing under Section 12(g) of the Exchange Act.  As the Company is currently traded on the Pink Sheets “Grey Market”, the reason for filing the Form 10 is to comply with the requirement of providing current public information for inclusion on the Pink Sheets.

Comment 2

We note your response to comment 2 in our letter dated June 5, 2009. Please tell us the factual basis relied upon to meet the exemption claimed. In addition, please tell us why PTS did not file a Form D following the sale.

Comment 2

From the disclosure on page 15 of the Form 10-Q filed by PTS, Inc., we note that a pro rata distribution of over 126 million of your shares were distributed to its stockholders and that it currently owns about 48% of your common stock. Please provide us with an analysis of the basis for effecting such distribution as an unregistered transaction. Please refer to Staff Legal Bulletin 4, located at http://www.sec.gov/interps/legal/s1bcf4.txt

Answer:  The spin-off transaction in question was done as an unregistered transaction.  Pursuant to Staff Legal Bulletin 4, generally a subsidiary must register such a spin-off transaction.  However, SLB 4 provides a five-part test that, if met, excuses the subsidiary from the registration requirement.  It is our position that this five-part test has been met.  The elements are as follows:

a.  The Parent Shareholders Do Not Provide Consideration for the Spun-Off Shares – In this case, the shareholders did not provide consideration for the spun-off shares, and, therefore, the transaction is not considered a “sale” under the Securities Act.

b.  The Spin-Off Must Be Pro-Rata – In this case, the spin-off was done on a pro-rata basis.

c.   The Parent Must Provide adequate Information to its Shareholders and the Trading Markets – In this case, the transaction was fully disclosed in the parent company’s periodic filings, and the subsidiary is registering the securities pursuant to 12(g) of the Exchange Act.

d.  Valid Business Purpose for the Spin-Off – Among the recognized valid reasons for a spin-off under SLB 4 are (i) allowing management of each business to focus solely on that business; and (ii) enhancing access to financing by allowing the financial community to focus separately on each business.  Both of these stated reasons were the primary considerations for the spin-off transaction.

e.  Two-Year Rule – A company that spins-off restricted securities may be an underwriter in the public distribution of those securities.  However, the parent would not be an underwriter, and the subsidiary would not have to register, if the parent held the restricted securities for two years, and the spin-off satisfies the conditions above.  Further, the two-year holding provision does not apply where the parent formed the subsidiary being spun-off rather than acquiring the business from a third party.  Since the Company was formed by PTS, then the two-year hold period does not apply here.

Finally, since the spin-off transaction was not a “sale” of securities, no Form D was filed.

Comment 3

We note your response to prior comment 5. You must file the material agreement in redacted from as an exhibit to your registration statement before we can process a request for confidential treatment. Refer to Rule 24b-2 of the 1934 Act and Staff Legal Bulletin 1A, which is available at www.sec.gov.

 Comment 5

Customers, page 8

We note your response to prior comment 6. You have not filed the agreement with this client as a material contract or adequately explained to us why this agreement would not be considered a material contract. Please file your agreement with this client as a material agreement in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K

Answer: Registrant has filed the material agreement as Exhibit 10.3.

Comment 4

The Form 10 must register a class of securities. Please revise the facing page of the registration statement to identify the class of securities you are registering under Section 12(g) of the Exchange Act. We note that in this amendment you deleted the reference to “Common Stock, Par Value $0.00001” that appeared in previous filings. Refer also to General Instruction A to Form 10.

Answer: We have added the following text to cover page:

Common Stock, Par Value $0.00001

Comment 5

Item 1. Business, page 4

We note from the exhibits filed as 3.1 and 3.3 that Disability Access Corporation was also previously named Hirel Holdings, Inc. and Accel Energy Group, Inc. Please disclose the following information about your corporate history:

•

The date that Hirel Holdings, Inc. was incorporated;

•

The officers, directors and promoters of Hirel Holdings, Inc.;

•

The principal business of Hirel Holdings, Inc. Past business history unknown to company.

•

The date that Hirel Holdings, Inc. changed its name to Accel Energy Group, Inc.;

•

The officers, directors and promoters of Accel Energy Group, Inc., if different than those of Hirel Holdings, Inc.;

•

The principal business of Accel Energy Group, Inc.;

•

The date that Accel Energy Group, Inc. changed its name to Power-Save Energy, Inc.

Answer:

•

The date that Hirel Holdings, Inc. was incorporated; March 15, 2005 in the state of Delaware – See Exhibit A attached hereto.

•

The officers, directors and promoters of Hirel Holdings, Inc.; Raj Nanvann was only signer on behalf of Hirel Holdings, Inc. in the corporate records available.

•

The principal business of Hirel Holdings, Inc. Past business history unknown to company.

•

The date that Hirel Holdings, Inc. changed its name to Accel Energy Group, Inc.; An amendment to the articles of incorporation changing the name to Accel Energy Group, Inc. was filed with the state of DE on April 19, 2005 – See Exhibit A attached hereto.

•

The officers, directors and promoters of Accel Energy Group, Inc., if different than those of Hirel Holdings, Inc.; Richard Lupton

•

The principal business of Accel Energy Group, Inc.; Past business history unknown to company.

•

The date that Accel Energy Group, Inc. changed its name to Power-Save Energy, Inc. An amendment to the articles of incorporation changing the name to Power-Save Energy Corp was filed with the state of Delaware on December 27, 2005 – See Exhibit A attached hereto.

Comment 6

Business Strategy, page 6

We note your response to prior comment 4. Please explain what you mean by the statement that you have another corporation, China Disability Access Corporation, available at no charge. Disclose the ownership of China Disability Access Corporation, how DAC would use this other corporation to expand its business in Asia, and why the corporation would be available “at no charge.”

 Comment 4

Business Strategy, page 6

We note the revised disclosure about your efforts to expand your customer base into Asia. We note from a filing with the Nevada Secretary of State that Peter Chin incorporated “China Disability Access Corporation” in November 2006. Please revise to clarify if the noted incorporation is related to your Asia expansion efforts. If not, please revise to clarify the purpose of the creation of a similarly named corporation.

Answer: China Disability Access Corporation is currently owned by Mr. Peter Chin, the CEO of PTS, Inc..  Mr. Chin formed this corporation for the purpose of a transaction in China involving Disability Access Corporation that ultimately did not materialize.  Should a similar opportunity arise in which a subsidiary corporation would be needed, Mr. Chin has agreed to donate China Disability Access Corporation to Disability Access Corporation at no cost.

Comment 7

Customers, page 8

We note your disclosure that from January 1, 2008 through December 1, 2008, you had a contract with a large fast food chain. You also state they you continue to derive benefit from this contract. Please revise to clarify if this contract is still in effect. Otherwise, explain how you can continue to derive benefit from a contract that is no longer in effect.

Answer: Our contract with a certain large quick service restaurant chain (QSR) is based on a number of facilities and is not time specific.  The contract calls for the inspection of approximately 4,000 facilities, to which we have inspected approximately 25% of at this writing.  Per the terms of the agreement with the QSR, the QSR determines which facilities it wishes inspected, and on that direction DAC then conducts the inspections.  This agreement is expected to continue, at a minimum, until the agreed number of facilities are inspected, which based on past experience, will be for at the least the foreseeable next two possibly three years.

Comment 8

Please revise to remove the statement that you are disclosing the name of your customer “at the direction of the Securities an Exchange Commission.” Disclosure in the registration statement is the responsibility of the registrant.

Answer: The customer section on page 9 has been amended as follows:

From January 1, 2008 through December 31, 2008, the Company has benefited, and continues, todate, to benefit from a contract with a QSR chain, a large international fast food chain, DAC has contractual commitments to provide services related to approximately 4,000 of their locations.  During the aforementioned period the Company enjoyed approximately 53% of its gross revenue from this client.  ~~While confidentiality provisions limit reference to the clients name the client is contractually committed to retain DAC’s services related to approximately 4,000 locations, however at the direction of the Securities and Exchange Commission we are required to disclose that this contract is with YUM Brands, Inc.~~ The agreement is not exclusive and does not carry a calendar term, however, it is on an as available basis and as such tends to flow seasonally in parallel with construction seasons.  DAC charges clients an original inspection fee for each client restaurant and a lesser fee for each re-inspection (re-inspections are typical for facilities with significant exceptions noted in previous inspections). In addition to the inspection fee the client also reimburses for DAC’s staff travel and expenses.  While this client represented a significant part of DAC’s revenues in 2008, DAC expects to continue to diversify its client base and as such, under normal circumstances, DAC does not believe it is overly dependent on this client, particularly in light of the continued growing need for ADA inspections, and the expected inclusion of ADA compliance in the current economic stimulus legislation.  As evidence to the absence of dependency, with the exception of the second quarter of 2009 which was subjected to extraordinary timing and economic circumstances in the United States, the Company has experienced quarters where the activity from the client was nominal and the Company filled in the open times with other client work, typically in the areas of public facilities such as schools and universities.  Furthermore, the Company has had significant other client activity such that the Company finds itself often times declining request for work from other potential clients.  Additionally, as there is no material fixed costs associated with the inspections of the food chain facilities, accordingly, in the event there is an absence of work from said client there is no unrecoverable incremental costs so at worst the loss of this client would be opportunity loss not hard dollar costs.

Comment 9

We note your response to prior comment 6 and your disclosure that “the Company has had significant other client activity such that the Company finds itself often times declining request for work from other potential clients.” Please explain to us how this statement is consistent with other disclosure that indicates you had a 42% decline in revenues “due to delays in client implementation” and that you have a net loss of $202,127 as of the six months ended June 30, 2009.

 Comment 6

We note your response to prior comment 7. Your revisions do not substantiate the disclosure that you are not “overly dependant on this client.” Therefore, we reissue the comment in its entirety. Unless you have more client demands than you are able to satisfy, it is not clear how you are able to substantiate the noted belief. Please revise to clarify.

Comment 7

Unless you have current commitments that would dilute the source of revenues attributed to the large international fast food chain client, it is not clear how you are able to substantiate the disclosed belief that you are not “overly dependant on this client.” Please revise to clarify.

Answer: Existing clients had indicated that certain volumes of inspection work were going to be requested by them in the second quarter of 2009, as such the Company declined other work in anticipation of those directions, which ultimately came at the end of the second quarter and the beginning of the third quarter.  Due to the lead time of contract negotiation and staff scheduling, acceptance of certain unsolicited work would have created scheduling conflicts which would have significantly hindered the Company’s ability to perform under the terms of the agreements.  The nature of the inspection work, pending size of project and differences in physical location around the country, does not normally lend itself to instant performance, and accordingly requires proper contract preparation, advance scheduling and travel in order for the Company to perform its services.

Comment 10

Government Regulation, page 9

We note your response to prior comment 7 and the document filed as Exhibit 99.1. As filed, this source does not appear to support your assertion that the 6.9 million firms referenced “have more than 20 employees” and “have more than 7 million sites at risk.” Please either provide us with objective, third party support for your assertion or remove it from your disclosure. Please note that this comment also applies to your Forms 10-Q filed for the quarters ended March 31, 2009 and June 30, 2009.

Comment 7

Government Regulation, page 9

We note your response to prior comment 9. The page that you filed with your correspondence is the same page that was previously filed on February 24, 2009. As is, this portion of the “2002 Economic Census,” which is cited in footnote 3 on page 9 of your Form 10, does not support your assertion that the 6.9 million firms referenced “have more than 20 employees” and “have more has 7 million sites at risk.” Please either provide us a complete version of the “2002 Economic Census” or a larger portion of the census, which can fully support your assertion.

Comment 9

We note your response to comment 13. Please provide us with a complete version of the “2002 Economic Census,” which is cited in footnote 3.

Comment 13

Please provide us with highlighted copies of the sources that you cite in footnotes 1 and 3 on page 6.

Answer: We filed the 2002 County Business Patterns and 2002 Economic Census as Exhibit 99.2 which gives support to the assertions in question.  In addition, the following text under Government Regulation on page 9 has been amended as follows:

Government Regulation

Compliance with the Americans with Disabilities Act (ADA), federal accessibility standards and state disability laws and regulations applies to business and public entities.  The market is unique in that it is driven by accessibility requirements that are mandated.  Buildings, facilities, venues and programs that are open to the public are required to be accessible for individuals with disabilities.  Properties and services that are not accessible may be discriminatory and present a potential liability for property owners.  Purchasing properties that do not meet the required federal and state standards increase exposure to lawsuits and present additional liability for property owners and managers.

● More than 54 million people (20% of the population) in the United States have a disability ¹.

● The Americans With Disabilities Act (ADA) passed in 1990 ², requires all organizational entities, public or private, with more than 15 employees, to provide equal access for individuals with disabilities.

● There are more than ~~6.9~~5.6 million firms in the United States; these businesses have more than 7.2 million establishments and sites at risk ³.

With the adoption of contemporary state and local building codes and with an increasing aging population demanding safe access, the need for accessibility risk management, compliant buildings and accessible programs will continue to intensify.

¹ U.S. Census Bureau, December 18, 2008 press release

² http://www.usdoj.gov/crt/ada/pubs/ada.txt

3 http://www2.census.gov/econ/susb/data/2002/us_6digitnaics_empl_2002.xls

~~The U.S. Census Bureau, 2002 Economic Census is filed as Exhibit 99.1 hereto.~~

Comment 11

Item 1A. Risk Factors, page 11

We note your response to prior comment 11 and that you have removed the entire risk presented by not paying dividends. Please note that prior comment 11 pertained to the disclosure about foreign exchange rates and leveraged derivatives, which did not appear to relate to your business. The risk that you do not intend to pay dividends appears to be material to investors and to the extent that it remains to be your policy, please include a risk factor that highlights that risk to investors.

Comment 11

“We pay no cash dividends,” page 14

In the second and third paragraphs under this subheading, you discuss risks presented by foreign exchange rates and state that you do not have any leveraged derivatives. It is not clear how this disclosure either relates to your business or to the risk factor subheading that you do not pay cash dividends. Please revise this section to remove any unrelated or inapplicable disclosure.

Answer: We have added the following Risk Factor to Item 1A.

We  do not anticipate paying dividends in the foreseeable future.

Since we are a development-stage company, we do not anticipate paying dividends in the foreseeable future. We do not anticipate paying dividends on either our common stock or preferred stock in the foreseeable future, but plan rather to retain earnings, if any, for the operation, growth and expansion of our business.

Comment 12

Item 2. Financial Information, page 17

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 17

We note your response to prior comment 13. You continue to reference Section27A of the Securities Act of 1933 in this section of your Form 10. Please remove this reference as it does not appear that you are eligible to take advantage of the safe harbor provided by Section 27A. Furthermore, we note that you have included the safe harbors for forward-looking statements in your Forms 10-Q filed for the quarters ended March 31, 2009 and June 30, 2009. As we have noted, it does not appear that you are eligible to take advantage of the safe harbors, therefore, please remove them from future filings.

Comment 13

Item 2. Financial Information, page 16

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 16

We have reviewed your response to prior comment 14. You have not amended the Form 10 to remove the reference to Section 27A of the Securities Act of 1933, or provide us with a supplemental explanation as to the basis for your ability to rely upon this safe harbor. We reissue the comment.

Comment 14

We note your response to comment 21. Please explain to us the basis for your ability to rely upon the safe harbor provided by Section 27A of the Securities Act of 1933.

Comment 21

You state that your document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Please advise why you believe you are eligible to take advantage of these safe harbors or revise to remove the references to the noted statutes.

Answer:  The following text from Item 2 on page 17 has been removed:

~~Safe Harbor Regarding Forward-Looking Statements~~

~~You should read the following discussion in conjunction with the combined financial statements and the corresponding notes. The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, relating to future events or our future performance. Actual results may materially differ from those projected in the forward-looking statements as a result of certain risks and uncertainties set forth in this prospectus. Although management believes that the assumptions made and expectations reflected in the forward-looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual results will not be different from expectations expressed in this report. Please see the section “Risk Factors" in Item 1A above for a discussion of the uncertainties, risks and assumptions associated with these statements.~~

Additionally, we will ensure that this language is removed from future filings as requested.

Comment 13

Current Business Plan or Plan of Operation, page 18

We note your response to prior comment 14. Please revise to disclose the amount of time your officers and directors plan to allocate to seeking potential merger candidates versus operating the disability access consulting business. Also, describe the conflicts of interest presented by pursuing both businesses simultaneously, as well as the conflicts between you and your parent company in connection with seeking other business opportunities. Please update your “Risk Factors” section accordingly.

Comment 14

Current Business Plan and Plan of Operation, page 17

We note your response to prior comment 15. We also note from your parent’s (PTS) publicly filed documents that they are in the business of investigating possible relationships with companies that “seek the perceived advantages of a corporation which is registered under the Securities and Exchange Act of 1934.” Please explain to us how your business plan relates to that of your parent’s.

Comment 15

In the context of your business plan, considering your current financial condition and the cost associated with providing periodic reports, please revise to discuss how filing this registration statement to obligate yourself to reporting requirements of the Securities and Exchange Act of 1934 is part of your business plan.

Answer: The disclosures regarding management’s involvement in seeking potential merger candidates has been removed from the document, as it is not the intention of the Company or its management to actively seek merger candidates.  Rather, it is the intention of management to focus the Company’s attention towards operating the consulting business.

Comment 14

Research and Development, page 20

Your disclosure on page 24 of your current amendment indicates that the differences in compensation and consulting expenses between 2007 and 2008 are the result of the capitalization of software development costs. However, your response to prior comment 15 indicates that the types of costs incurred in 2008 are different than those incurred in 2007. In other words, the decreases in compensation and consulting expenses are not due to the capitalization of costs in 2008, but result from a decrease in hardware and software support activity in 2008. Please reconcile, for us, these assertions.

Answer: While the Company did reorganize its IT group in 2007 and 2008 and closed its Oregon office in a cost reduction effort as reflected in the comments on page 24, it also capitalized expenditures related to software development as referenced on page 20.  Essentially, the Company advantaged improvements in software and hardware technology to reduce its support and operating cost related to IT and the Company also benefited from the accounting treatment afforded  development cost post technological feasibility obtainment, accordingly the Company benefited from both efforts of which the capitalized software of $236,135 was the largest single event.

Comment 15

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 25

We note your response to prior comment 16. In addition to the footnote disclosure, please revise the table itself to reflect Mr. Chin’s beneficial ownership of all shares held by Sandy Chin and PTS, Inc. Based on the current disclosure, it appears that he number in the table should be 1,341,826,893 common shares, 8,000,000 Series C Preferred shares and 10,000,000 Series A Preferred shares. In addition, the number of shares held by PTS as shown in the table should include the shares held by Sandy Chin. As a result, shares held by Sandy Chin and by PTS, Inc. will appear more than once in the table.

Comment 16

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 22

We note your response to prior comment 20 and 21. Please revise your table to show that Mr. Chin is the beneficial owner of the shares held by Sandy Chin and PTS, Inc., and PTS, Inc. is the beneficial owner of the shares held by Sand Chin. For example, in Mr. Chin’s row of the table, please include the aggregate amount of common stock that he owns, which includes the common stock owned by Sandy Chin and PTS, Inc. According to your disclosure, that aggregate amount should be 1,341,826,893. Please revise your table accordingly.

Comment 20

Refer to footnote 5 to your table. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children. Also, in some situations, other relatives may share beneficial ownership. See Securities Act Release 33-4719 (Feb. 14, 1966). Please revise the table to reflect securities held in the name of a spouse as also being beneficially held by PTS, Inc. are also beneficially owned by Mr. Chin.

Comment 21

Refer to footnote 6 to your table. Since Mr. Chin is also the beneficial owner of PTS, Inc.’s shares in your company, please revise the table to reflect that the securities held by PTS, Inc. are also beneficially owned by Mr. Chin.

Answer: Table revised in Item 4, page 26.

Comment 16

Item 10. Recent Sales of Unregistered Securities, page 31

We note your reliance on Rule 504 for recent sales of unregistered securities.  Please explain to us how you can rely on this exemption in light of your disclosure that part of you business plan is to engage in a merger of acquisition with an unidentified company. Please refer to Rule 504(a)(3) for guidance.

Answer: As stated in our response to comment 13 above, as it is not our business plan to seek a merger or acquisition with an unidentified company, then it is our stance that Rule 504 is available for the recent sales of unregistered securities.

Comment 17

We note your response to prior comment 21 that you are unable to provide an analysis regarding “free trading common stock” and therefore, you would delete its reference from your Form 10. You continue to use the term “free trading common stock” to describe your privately placed shares. Please revise to remove this term from your registration statement.

Comment 21

We note your response to prior comment 32 and reissue the comment. We note the reference to “free trading common stock” in your revised disclosure. Please revise to provide us with an analysis leading to your conclusion that the unregistered issuances lead to “free trading common stock”. Also, please define your use of the term “free trading common stock.”

Comment 32

We note the reference to “free trading shares” in your revised disclosure. Please revise to provide us with an analysis leading to your conclusion that the unregistered issuances lead to “free trading shares.” Also, please define your use of the term “free trading shares.”

Answer: Item 10 on page 31 has been amended as follows:

During the year ended December 31, 2007 we issued 8,000,000 shares of preferred stock to Mr. Peter Chin, valued at $120,000, for services and 400,000,000 shares of common stock upon the conversion of $26,167 of principal amount of a debenture. In addition, the 400,000,000 shares were issued upon the conversion of debt ~~were free trading shares of common stock~~ and were issued in reliance on the exemption from registration provided by Rule 504 of Regulation D.

The 400,000,000 shares of our ~~free trading~~ common stock we issued to the following persons who held convertible promissory notes for a total of approximately $26,167.

Name	Dollar Amount Converted	Number of Shares	Date of Conversion
Dobry TransAmerica Corporation	$8,500	85,000,000	7/23/2007
Dobry TransAmerica Corporation	$7,667	115,000,000	8/28/2007
EGG International, Inc.	$10,000	200,000,000	10/12/2007

We believe that these shares are exempt from registration by virtue of Rule 504 of Regulation D.

During the year ended December 31, 2008, we issued 221,405,400 shares of our ~~free trading~~ common stock to the following person who held a convertible promissory note for a total of approximately $11,070.

Comment 18

Item 11. Description of Securities to be Registered, page 32

We note your response to prior comment 22. if you intend to register your common shares on this registration statement, please revise to restore the description of common stock and provide the disclosure required by item 202 of Regulation S-K.

Comment 22

Item 11. Description of Registrant’s Securities to be Registered, page 28

We have reviewed your response to prior comment 33 and reissue the comment. You have not amended your Form 10 to remove the description of other classes of securities. The front page of this registration statement only lists your common stock as part of this registration. Considering the name of this section, it is not clear why you have included the other classes of securities described after your description of the common stock. Please revise to reconcile your disclosure.

Comment 33

The front page of this registration statement only lists your common stock as part of this registration. Considering the name of this section, it is not clear why you have included the other classes of securities described after your description of the common stock. Please revise to reconcile your disclosure.

Answer: Item 11 on page 32 has been amended as follows:

Common Stock

Our Articles of Incorporation authorizes the issuance of 2,445,000,000 shares of Common Stock with a par value of $0.00001 per share, of which 2,437,676,200 shares were issued and outstanding as of November 9, 2009.

Comment 19

Item 15. Financial Statements and Exhibits, page 33

Note 6—Convertible Preferred Stock and Debentures, page F-16

We have read and reviewed your response to prior comment 31. We note that you do not plan to convert any of your stock into common shares until there is enough authorized common stock available to cover all common stock equivalents and the ability to increase your authorized shares is within the control of the Company and Peter Chin. Because of these factors you believe it is not necessary to record a derivative liability. However, since the Company cannot control its shareholders and Peter Chin does not have any legal obligation to continue to authorize more shares, we still believe that the conversion features embedded within these debt instruments should be treated separately as derivative liabilities since EITF 00-19 has no probability notion. Although the Company has expressed its intention to facilitate necessary changes to Disability Access Corporation’s capital structure in order to facilitate capital formation and improvement in the Company’s financial position, the shareholders are ultimately in control and may not always act in the best interest of the Company. Furthermore, while Peter Chin has control of shareholder votes in excess of 50%, he could choose to sell a portion of their interest in the future and therefore no longer be able to unilaterally vote to increase the amount of authorized and unissued shares available. For the above reason, we continue to believe that the Company should bifurcate the conversion options embedded in the convertible debt hosts and account for them as derivative liabilities pursuant to SFAS 133 and paragraph 20 of EITF 00-19.

Comment 31

Note 6 – Convertible Preferred Stock and Debentures, page F-16

We have reviewed your revisions made in response to comment 51 from our letter dated January 27, 2009. Since neither Mr. Chin nor PTS is the registrant, it is not clear to us how you are able to conclude that the ability to increase your authorized share is within the registrant’s control. We reissue our original Comment. Please tell us how you determined that no derivative liability should be recorded for the excess in common stock equivalents over authorized shares and reference the appropriate accounting literature in your response.

Comment 51

Please tell us how you determined that no derivative liability should be recorded for the excess in common stock equivalents over authorized shares and reference the appropriate accounting literature.

Answer: We note the staff’s concern about the ability of the Company to control the increase in the number of authorized shares. However, we believe that the requirement for shareholder approval is overcome because for all periods presented, shareholder and board approval is deemed to be a formality and perfunctory. The management team and board of directors that authorized the convertible instruments control enough votes to ensure shareholder approval and shareholder approval to increase the number of authorized shares would be deemed perfunctory. Since we consider any necessary shareholder approval essentially a formality, we also periodically consider whether any evidence exists contrary to the expectation that management and the members of the board of directors will continue to control the Company through the date of any shareholder vote. No such contrary evidence has existed at any period.

As an analogy, we refer to the definition of Grant Date in ASC 718-10-20 which gives consideration to a shareholder vote being a formality.

Additionally, we continue to believe that the potential excess of shares would not be accounted for as a derivative liability since the conversion feature and underlying shares are not readily convertible to cash.

Pursuant to ASC 815-10-20, assets that are readily convertible to cash have both of the following: (a) Interchangeable (fungible) units and (b) quoted prices available in an active market that can rapidly absorb the quantity held by the entity without significantly affecting the price. The registrant does not have an active market that can rapidly absorb the quantity held by the entity without significantly affecting the price.

Comment 20

Comment 19 above notwithstanding, please clarify to us if any of the convertible securities (debentures, notes, or preferred stock) are convertible into registered shares of common stock.

Form 10-Q for the Quarter Ended March 31, 2009

Form 10-Q for the Quarter Ended June 30, 2009

Answer: There are no requirements for the underlying shares to be registered.

Comment 21

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We note that management has concluded that your disclosure controls and procedures were effective for the above-referenced periods. Please tell us what consideration, if any, was given to your failure to timely file your periodic reports in making this determination.

Answer: Little consideration was given to the failure to timely file periodic reports when making the determination as to the effectiveness of the Company’s disclosure controls and procedures.  That being said, management has full confidence in the fact that any problems within the Company’s disclosure controls and procedures which led to untimely filings of periodic reports have been rectified.  There has been no change in the control procedures and the parent company has been filing in a timely manner which a majority of the financial statements are Disability Access Corporation.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Peter Chin

Peter Chin

Chief Executive Officer